Sichenzia Ross Friedman Ference LLP
61 BROADWAY  NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WWW.SRFF.COM

February 11, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      NP Capital Corp.
Registration Statement on Form SB-2
Filed December 18, 2007
File No. 333-148155

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your January 11, 2008 comment letter.

SB-2

Fee Table

1.
Reconcile the number of shares you are registering to underlie warrants with the number of warrants actually outstanding, as evidenced on page F-21 of your financial statements. We note that some selling shareholders did not receive warrants. Please revise throughout the filing, and correct the amount of proceeds you will receive upon full warrant exercise.

Response

As requested we have revised the disclosure throughout the reflect the number of shares underlying the warrants.

Prospectus Summary, page 3

2.	Please clarify what you mean by a “targeted portfolio” of solar products.

Response

We have revised the disclosure to state the Company is targeting amorphous thin film solar panels and ancillary products.

3.	Please describe your anticipated customer base for the solar products you plan to offer.

Response

The Company anticipates that its customers will be utility companies and owners of large commercial property (as buyers of the energy produced from the installation of the solar panels) and owners of residential properties (both single and muli-family dwellings ) who would purchase the solar panels and consume the resultant electrical output.  We have “Prospectus Summary” to include this disclosure.

4.
You state that you will buy solar electric power products from manufacturers and then resell them, but you also state that you will develop solar products and technologies. Please briefly explain how you intend to develop solar products, and clarify that you have not yet developed or sold any products.

Response

We have removed the phrase “development” in the first paragraph.

5.
Revise the caption “Description of Private Placements being Registered” to clarify that the shares you are registering for resale were issued in the private placements you are describing. In your description of the private placements, also disclose the issuance of warrants and the relationship of the warrants to the common stock.

Response

We have made the requested revision.

6.	Please disclose the date or dates in which you issued the 10,314 shares for services, the services rendered, and the recipient(s) of the shares.

Response

We have made the requested revision.

Risk Factors. page 4

7.
Revise your risk factors section to accurately reflect the current status of your business. For example (and these are only a few examples), references to declines in revenues, expansion of product offerings, decrease in customers, and dependence on suppliers should be revised to clarify that you do not currently have any revenues, products, customers or suppliers.

Response

We have revised the risk factors to discuss the current status of the Company’s business.

Additional financing may be necessary..., page 4

8.	The last paragraph should be located under a separate risk factor caption.

Response

We have placed the last paragraph under a separate risk factor caption.

Use of Proceeds, page 18

9.	Please disclose how you intend to use any proceeds you may receive from the exercise of the warrants.

Response

We have revised the “Use of Proceeds” section as requested.

Management’s Discussion and Analysis, page 19

10.
Expand the first paragraph to disclose the operations of NP Capital Corp. since its formation on June 20, 2006. Identify the officers and directors at the time of formation. Explain the business reason for investing in Envortus and the source of the related finding in 2006. Disclose the amount that has been paid to date to NP Capital on the remaining note.

Response

We have revised to include the requested disclosure.

11.	Please expand your disclosure under “Liquidity and Capital Resources” on page
22 to include known trends, commitments or uncertainties that will likely after your liquidity. Your discussion should include how the salaries of Isabelle Christensen and Dell Jones, as disclosed in Note 10 of your July 31, 2007 financial statements, will affect your liquidity.

 Response

We have revised to include a discussion relating to known trends and the impact of the salaried on liquidity.

12.	Please expand your disclosure to indicate how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months.

Response

We have included disclosure regarding the length of time that the Company will be able to maintain its cash reserves.

Business, page 24

13.	Please explain briefly in the third paragraph on page 24 what you mean by “utility networks” and “end-user environments.”

Response
We have revised to explain these terms.

14.	Expand to provide investors with a realistic timeframe for how and when you will begin to generate revenues. Also, explain how you intend to fund and implement your strategy.

Response

We have revised to include a statement that the Company expects to commence generating revenue by spring 2008 and that operations will be funded through the sale of stock.

15.	On page 27, identify your full time employee and the position held if you are referring to a corporate officer.

Response

We have revised to include the requested disclosure.

Management, page 28

16.	If either member of management does not devote full time to the business of this registrant, expand to disclose.

Response

We have revised to reflect that Mr. Surrette, our CFO, is a part time employee and works on an hourly fee basis.

17.	We note that Messrs. Holt and Surette became officers in July, 2007. Please tell us who the officers of the registrant were since inception. We may have further comments.

Response

The originating founders, directors and officers of our company were Paul Cox, David Fann and Michael Dodak who served as the President, Chief Executive Officer/Secretary and Treasurer, respectively

18.	Expand to disclose the material terms of the employment of Ms. Christensen and Messrs. Jones and Surette.

Response

We have revised to include the material terms of each parties employment.

Director & Officer Compensation, page 29

19.	Identify each founder and member of management who received shares, and state the number of shares each received. Also disclose the dates the shares were issued.

Response

We have identified each founder and member of management who received shares and the number of shares received.

Certain Relationships and Related Transactions, page 30

20.
Disclose all issuances to date of shares to your officers and/or directors, identifying the recipient, the reason for the issuance, the number of shares received, the consideration paid, and the date of the issuance, including, for example, the share issuances in note l0 on page F-12.

Response

We have revised the prospectus as requested.

21.          In regards to the disclosure relating to the convertible debenture with Envortus,
Inc., please disclose:

•       the names and positions of the officers in Envortus that are “related persons”
under Item 404(a) of Regulation S-B;
•       the percentage ownership that the related persons have in Envortus;
•       the terms and conditions of the note payable, including the amount of interest paid to date and the rate of interest;
•       the amount that the company controlled by Paul Cox paid for the debenture;
•       the name of the company controlled by Paul Cox
•       all losses incurred by the registrant in connection with these transactions.

Response

We have made the above requested changed.

22.	Please file the convertible debenture and related agreements, including the note payable, as exhibits.

Response

The envortus agreements have been filed as ex 4.1 and 4.2

23.	Please expand the disclosure in the last paragraph on page 30 to explain the relationship between these agreements.

Response

We have revised to expand the disclosure.

Selling Stockholders, page 34

24.	Revise footnote 3 to clarify whether the number listed in the table includes both the shares currently held and the shares that each selling shareholder will receive upon exercise of the warrants.

Response

We have revised as requested.

Available Information. page 35

25.	Please disclose your website address. Refer to Item 101(c)(3) of Regulation S-B.

Response

We have revised to include the website.

Index to Financial Statements, page 35

26.	The financial statements should be updated, as necessary, to comply with Item
310(g) of Regulation S-B at the effective date. An updated accountant’s consent should be included with any amendment to the filing.

Response

We acknowledge your comment.  The Company’s financial statements are current.

Balance Sheets, page F-2

27.
Please revise the filing to clearly disclose the cumulative net loss reported as “deficit accumulated during the development stage” to comply with paragraph 11(a) of SFAS 7. Please also apply this comment to the balance sheet on page F-14.

Response

We have revised the balance sheet to disclose the cumulative net loss reported as “deficit accumulated during the development stage” to comply with paragraph 11(a) of SFAS 7.

Statement of Stockholders’ Equity, page F-S

28.
Please revise to provide details of the date of each share issuance and the basis for assigning amounts for each issuance of non-cash consideration as required by paragraph 11(d) of SFAS 7. Please also apply this comment the statement of shareholders’ equity found on page F-16.

Response

We have revised to provide details of the date of each share issuance and the basis for assigning amounts for each issuance of non-cash consideration as required by paragraph 11(d) of SFAS 7.

Note 6. Stockholders’ Equity, page F-10

29.
We note that the founder shares were not issued until the fiscal year ended July 31, 2007 and at July 31, 2006, no shares were issued or outstanding. Please tell us the equity structure of the company at inception and at July 30, 2006 and also who controlled the company at that time. Furthermore, please revise the filing to clearly disclose the date the founder shares were issued.

Response

We have made the requested revisions.

30.
We reference various issuances of common stock and warrants for executive compensation, services, and as part of private stock placements. Please revise the filing to clearly disclose how you accounted for each issuance and how each issuance was valued, whether by the fair value of services rendered or the fair value of the common stock issued. Please also tell us how the fair value of the common stock was determined. Furthermore, please revise to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to fair value the issuance and fair value of the stock at the date of issuance.

Response

We have made the requested revisions.

31.
We note your presentation of the account “common stock payable” as part of shareholders’ equity. Please revise the filing to include additional details of this transaction, including when the transaction occurred, when the common shares were actually issued and when the consideration was received. Furthermore, please tell us whether the transaction could be rescinded and the payment returned to the investors. Lastly, please tell us your consideration of reporting the common stock payable as a liability at July 31, 2007.

Response

We have made the requested revisions.

Subsequent Events, page F-24

32.
We note that you are negotiating with two solar install companies to purchase substantially all their assets and assume their liabilities. Tell us more about these negotiations, including the terms and conditions of these potential purchases and the anticipated closing dates.

Response

Each of these negotiations are in their early stages and there is no certainty that either or both of these negotiations will conclude in a purchase of the assets.  The Company has not entered into any memorandum, letter of intent or other agreement and is still conducting due diligence regarding these proposed acquisitions.  The first company sells and installs solar panels to the residential market with approximately $850,000 in revenue, and the second company sells and installs both solar panels and solar water heating systems to the residential market with approximately $5.0 million revenue. If NP Capital is successful in completing it’s negotiations it is anticipated that a closing would occur during spring of 2008.

Exhibits

33.	Please file as an exhibit the agreement with Bangkok Solar Co., Ltd.

Response

We have filed as an exhibit the agreement with Bangkok Solar Co. Ltd.

Exhibits 4.1 and 4.2

34.	These exhibits appear to be the same. Please tell us why they were submitted as separate exhibits. Also, refile dated and executed copies.

Response

We have re-filed exhibits 4.1 and 4.2.

35.
At an appropriate location in the filing, revise the disclosure to identify the parties to these (or this) agreement (110784655 B.C.LTD and 0784655 B.C. LTD) and their affiliation with any of your officers and/or directors. Also ensure that your disclosure regarding these agreements clearly describes the material terms.

Response

We have revised to include the requested disclosure.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,
By:	/s/ Matthew Kamen
Matthew Kamen